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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 2)

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Intralinks Holdings, Inc.
(Name of Subject Company)

______________________________
Intralinks Holdings, Inc.
(Name of Persons Filing Statement)

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Common Stock, par value $0.001 per share
(Title of Class of Securities)
46118H104
(CUSIP Number of Class of Securities)

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Scott N. Semel
EVP, General Counsel and Secretary
Intralinks Holdings, Inc.
150 East 42nd Street
8th Floor
New York, New York
(212) 543-7700
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies to
Margaret A. Brown
Skadden, Arps, Slate, Meagher & Flom LLP
500 Boylston St.
Boston, Massachusetts 02116
(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Intralinks Holdings, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on December 19, 2016 (together with any subsequent amendments and supplements thereto, including this Amendment No. 2, the “Schedule 14D-9”). The Schedule 14D-9 relates to the relates to the cash tender offer by GL Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Synchronoss Technologies, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share, at a purchase price of $13.00 per Share, net to the holder thereof in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 19, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO, dated December 19, 2016 and filed by Parent and Merger Sub with the SEC on December 19, 2016.

Except to the extent specifically provided in this Amendment No. 2, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
ITEM 8. ADDITIONAL INFORMATION.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The table titled “Golden Parachute Compensation” and the notes thereto under “ITEM 8. ADDITIONAL INFORMATION-Golden Parachute Compensation” beginning on page 31 of the Schedule 14D-9 are amended to reflect the changes marked below:

	Golden Parachute Compensation
Name	Cash ($)(1)	Equity ($)(2)	Pension NQDC($)(3)	Perquisites/ Benefits ($)(4)	Tax Reimbursements ($)(5)	Total ($)
Ronald W. Hovsepian	3,009,321	~~4,696,884~~ 3,994,366	N/A	14,009	N/A	~~7,720,214~~ 7,017,696
Christopher J. Lafond	680,137	~~1,839,489~~ 1,761,817	N/A	13,883	N/A	~~2,533,509~~ 2,455,837
Aditya Joshi	447,315	~~1,182,493~~ 1,200,369	N/A	13,910	N/A	~~1,643,718~~ 1,661,594
Leif O’Leary	584,048	~~1,299,001~~ 614,399	N/A	12,832	N/A	~~1,895,881~~ 1,211,279
Scott N. Semel	462,740	~~665,169~~ 1,045,109	N/A	12,832	N/A	~~1,140,741~~ 1,520,681
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(1)
This amount includes severance that would be payable to the applicable named executive officer in the event of a qualifying termination of his employment in connection with or immediately following the consummation of the Transactions under the Company’s Senior Executive Severance Plan (or, in the case of Mr. Hovsepian, under his employment agreement). All severance payments are payable in a lump sum.

(2)
These amounts include the value of each named executive officer’s unvested equity compensation that would or may become vested in the event of a qualifying termination of his employment in connection with the consummation of the Transactions, based upon the Per Share Merger Consideration of $13 per share. These amounts include (i) acceleration of options in the amount of ~~$167,189~~ $33,435 for Mr. Hovsepian, ~~$104,080~~ $94,619 for Mr. Lafond, ~~$130,522~~ $107,823 for Mr. Joshi, and ~~$92,083~~ $41,307 for Mr. O’Leary, and (ii) acceleration of restricted stock units in the amount of ~~$4,529,694~~ $3,960,931 for Mr. Hovsepian, ~~$1,735,409~~ $1,667,198 for Mr. Lafond, ~~$1,169,479~~ $1,092,546 for Mr. Joshi, ~~$573,085~~ $573,092 for Mr. O’Leary and ~~$1,182,493~~ $1,045,109 for Mr. Semel. Of these amounts, the following are “single trigger” in nature and will be payable in connection with the Transactions, whether or not the executive officer experiences a termination of employment: ~~$4,696,884~~ $3,994,366 for Mr. Hovsepian, ~~$666,889~~ $589,217 for Mr. Lafond and ~~$327,901~~ $270,869 for Mr. Joshi.

These amounts do not include ~~not include~~ the value of 500,000 restricted shares held by Mr. Hovsepian that are subject to performance vesting and that are expected to be forfeited in accordance with their terms either upon or prior to the closing of the Transactions. These amounts also do not include any amounts attributable to performance-based restricted stock unit awards that are not expected to vest or be accelerated in connection with the consummation of the Transactions or any qualified termination of the named executive officer's employment in connection with the consummation of the Transactions.

(3)	None of the named executive officers will be entitled to additional pension or non-qualified deferred compensation benefits in connection with the Merger.

(4)
Represents the value of continued employee benefit coverage provided to the executive in the event of a qualifying termination of his employment in connection with the consummation of the Transactions under the Company’s Senior Executive Severance Plan (or, in the case of Mr. Hovsepian, under his employment agreement).

(5)	None of the named executive officers is entitled to a tax reimbursement or gross-up in respect of the payments described in the table.

The second and third sentences in the second paragraph of “ITEM 8. ADDITIONAL INFORMATION-Regulatory Approvals” on page 36 of the Schedule 14D-9 are amended and restated in their entirety to read as follows:

“Parent and the Company each filed a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer on December 20, 2016. Accordingly, the initial waiting period applicable to the purchase of Shares will expire at 11:59 p.m. (Eastern Time) on January 4, 2017 unless the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request from the FTC or the Antitrust Division for additional information or documentary material from Parent prior to that time.”

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

INTRALINKS HOLDINGS, INC.

By:	/s/ Christopher J. Lafond
Name:	Christopher J. Lafond
Title:	Executive Vice President and Chief Financial Officer
Dated: December 20, 2016